        OHIO POWER COMPANY
        COOK COAL TERMINAL
        QUARTERLY REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 22977
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000





        CONTENTS



                                                                            Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2

        OHIO POWER COMPANY
        COOK COAL TERMINAL
        STATEMENTS OF TRANSFER FEE BILLINGS
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000
                                            July 2000                       August 2000                     September 2000
                                    Tons      Fee        Amount    Tons         Fee       Amount    Tons        Fee        Amount
                                           (per ton)     (000)               (per ton)    (000)              (per ton)     (000)
SERVICE TO AFFILIATES
      Rockport Plant . . . . . .  602,114     $1.58         951        737,876  1.32         974    656,655     $1.32         867

SERVICE TO NON-AFFILIATES. . . .  376,942      0.98         369        390,606  1.02         398    339,476      0.88         300

    TOTAL. . . . . . . . . . . .  979,056                $1,320      1,128,482            $1,372    996,131                $1,167

        OHIO POWER COMPANY
        COOK COAL TERMINAL
        SUMMARY OF COSTS INCURRED
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000
                                                                           Three
                                                                          Months
                                  July      August     September    Ended
                                  2000       2000         2000     9/30/00
                                              (in thousands)
Rents. . . . . . . . . . . . . . $  587     $  593      $ 587      $1,767
Labor-UMW* . . . . . . . . . . .    175        156        144         475
Benefits-UMW*. . . . . . . . . .    160        144        200         504
Salaries and Benefits-Nonunion .     99         74         71         244
Material & Supplies. . . . . . .    105        249        150         504
Billed Services. . . . . . . . .     42         91        107         240
Taxes**. . . . . . . . . . . . .     51         51         57         159
Administrative and General . . .     83         87         87         257
Inventory Adjustments*** . . . .   (178)       138       (601)       (641)
Electricity. . . . . . . . . . .     81         84        144         309
Cost-of-Capital. . . . . . . . .     13         35         37          85

          Total. . . . . . . . . $1,218     $1,702      $ 983      $3,903


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
    costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.